UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-06571

Employer Identification Number: 22-1918501

Plan Number: 061

MSD PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive

P.O. Box 100

Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MSD Puerto Rico Employee Savings and Security Plan (formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MSD Puerto Rico Employee Savings and Security Plan (formerly known as the Merck Puerto Rico Employee Savings and Security Plan) (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 27, 2012

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Statements of Net Assets Available for Benefits

	December 31,

	2011	2010

Assets
Investments
Investments, at fair value	$47,771,421	$44,972,018

Receivables
Employer contribution	4,989	16,021
Participant contributions	18,087	54,157
Other receivables	—	6,311
Receivable for investments sold	—	151,618
Accrued interest and dividends	—	202,903
Notes receivable from participants	1,936,303	1,922,544

Total receivables	1,959,379	2,353,554

Cash and cash equivalents	37,636	37,501

Total assets	49,768,436	47,363,073

Liabilities
Other payables	—	13,254
Payable for investments purchased	—	4,304

Total payables	—	17,558

Net assets available for benefits	$49,768,436	$47,345,515

The accompanying notes are an integral part of these financial statements.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2011

Additions to net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(1,181,987)
Interest and dividends	983,715
Plan interest in Master Trust investment income	1,230,485

Net investment income	1,032,213

Interest income, notes receivable from participants	97,969

Contributions to the Plan
By participants	3,464,091
By employer	1,106,659

Total contributions	4,570,750

Total additions	5,700,932

Deductions from net assets attributed to
Benefits paid to participants	(3,278,011)

Total deductions	(3,278,011)

Net increase	2,422,921

Net assets available for benefits
Beginning of year	47,345,515

End of year	$49,768,436

The accompanying notes are an integral part of these financial statements.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Notes to Financial Statements

1.	Description of Plan

The following description of the MSD Puerto Rico Employee Savings and Security Plan (formerly known as the Merck Puerto Rico Employee Savings and Security Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme International GmbH (Puerto Rico Branch) LLC, Merck Sharp & Dohme de Puerto Rico, Inc. and Merck Sharp & Dohme (I.A.) Corp. Puerto Rico Branch (the “Companies”) to become stockholders of Merck & Co., Inc. (“Merck”) and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2011, the Plan offered 5 registered investment companies (mutual funds), 4 common/collective trusts, and 14 separately managed accounts. The Plan is administered in part by the Employee Benefits Committee appointed by the President of the Companies and in part by management committees appointed by the Compensation and Benefits Committee of the Board of Directors of Merck. All costs of administering the Plan are borne by the Companies.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

Through March 31, 2011, a portion of the assets of the Plan were combined for investment purposes only, with the assets of the MSD Employee Stock Purchase and Savings Plan, the MSD Employee Savings and Security Plan and the Telerx Marketing, Inc. 401(k) Plan into a single master trust (the “Master Trust”). On April 1, 2011, the assets of the Retirement Savings Plan for the Organon BioSciences US Affiliates were transferred into the Master Trust. Subsequently, on October 1, 2011, the Master Trust agreement was replaced with a new agreement that includes a portion of the Plan and The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (collectively, the “Puerto Rico Plans”) and all the assets of the MSD Employee Stock Purchase and Savings Plan, the MSD Employee Savings and Security Plan, the Schering-Plough Employees’ Savings Plan, the Retirement Savings Plan for the Organon BioSciences US Affiliates, and the Telerx Marketing, Inc. 401(k) Plan. The Puerto Rico Plans participate in the Master Trust for the specific limited purpose of enabling participants in the Puerto Rico Plans to invest in separately managed accounts and common/collective trusts which are record-kept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.

The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation. Also, pre-tax contributions shall not exceed the lesser of: (i) $10,000 or such other amount as in effect under Section 402(g) of the U.S. Code or Section 1165(e)(7) of the P.R. Code; or (ii) in the case of Highly Compensated Employees, the Average Actual Deferral Percentage Limit. Further, pre-tax contribution limits are computed aggregating all pre-tax contributions made to two or more plans described in U.S. Code Section 401(k) maintained by the Company and/or its affiliates, as if they were one single arrangement. In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant’s base compensation applicable to the pay period in which the contribution is being made.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Notes to Financial Statements

Participant and Company matching contributions are invested according to a participant’s elections.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence and bear interest at rates that range from 4.5% to 9.5%. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance.

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan that are in the Master Trust represents the Plan’s allocable portion of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Contributions

Employee and Company matching contributions are recorded in the period in which the Companies makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are paid by the Companies.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions did not impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Notes to Financial Statements

3.	Related-Party Transactions

Contributions are transmitted from the Trustee, Banco Popular, to the recordkeeper, Fidelity Management Trust Company (“Fidelity”), which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of Registered Investment Companies (mutual funds) managed by Fidelity. Fidelity is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by Fidelity was $5,600,234 and $5,617,611 at December 31, 2011 and December 31, 2010, respectively. During 2011, the Plan’s allocated portion of income/(loss) from investments managed by Fidelity was $(281,266).

Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in the Merck common stock was $20,925,090 and $19,152,403 at December 31, 2011, and December 31, 2010, respectively. During 2011, the Plan’s allocated portion of income from Merck common stock was $1,861,866.

4.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The Plan obtained a tax determination letter from the PRTD dated February 18, 1998, indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”) and is, therefore, exempt from Puerto Rico income taxes. On August 20, 2003, the Plan obtained a tax determination letter from the Internal Revenue Service (“IRS”) indicating it has been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letters. The Plan sponsor and legal counsel believe that the Plan is designed and currently operates in compliance with the PRIRC and IRC. Therefore, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Notes to Financial Statements

6.	Master Trust and Investments

The Plan had an approximate 1% and less than 1% interest in the Master Trust at December 31, 2011 and 2010, respectively. The net assets of the Master Trust are as follows:

	December 31,

	2011	2010 *
Registered investment companies (mutual funds)	$2,542,034,089	$2,429,527,336
Common/collective trusts	2,393,149,871	974,556,196
Merck common stock	882,978,908	725,577,688
Other common stocks	778,007,033	173,838,506
Accrued interest and dividends	11,056,146	7,839,023
Other Net Assets	(5,712,585)	(7,746,587)

	$6,601,513,462	$4,303,592,162

Total investment income of the Master Trust for the year ended December 31, 2011, is as follows:
	Year Ended December 31, 2011
Investment income, net
Interest and dividends	$101,502,769
Net depreciation in Registered investment companies (mutual funds)	(92,454,540)
Net appreciation in Common/collective trusts	64,245,307
Net appreciation in Merck common stock	46,615,834
Net depreciation in Other common stocks	(4,886,931)

	$115,022,439

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	December 31,

	2011	2010 *
Investment in Master Trust	$33,725,847	$5,805,715
Columbia Acorn Fund, Class Z	3,702,386	3,829,824
Fidelity Retirement Money Market Portfolio	3,313,850	3,551,162
American Funds Euro Pacific Growth Fund, Class 6	2,789,796	3,030,674
Merck Common Stock	-	19,152,403
T. Rowe Price Blue Chip Growth Fund	-	3,130,369
SSgA Flagship 500 Index Fund Series A	-	2,407,392

*	Prior year’s presentation of the Plan disclosed approximately $5.8 million of separately managed accounts and common/collective trusts as directly owned by the Plan; however, these assets were trusteed pursuant to the Master Trust agreement. The Plan is revising its 2010 financial statements in the current year financial statements to correct the presentation that related to the Plan’s disclosing in the 2010 financial statements its investment in the Master Trust by showing its pro rata share of the individual securities that the Plan invested through the Master Trust instead of disclosing an ownership interest in the Master Trust. In correcting the presentation, the Plan is disclosing an updated Master Trust note to the financial statements as well as presenting a revised ASC 820 table and an accounting policy note describing the Plan’s policy of investment valuation and income recognition for assets in the Master Trust. These adjustments were not considered to be material individually or in the aggregate to previously issued financial statements.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Notes to Financial Statements

During 2011, the Plan’s investments held outside of the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Year Ended December 31, 2011

Net depreciation in Registered investment companies (mutual funds)	$(1,077,294)
Net appreciation in Common/collective trusts	7,532
Net depreciation in Merck Common Stock	(112,225)

Total	$(1,181,987)

7.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2011 and 2010, respectively.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2011 and 2010.

Within the Plan and Master Trust, investments are recorded at fair value, as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Companies.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Notes to Financial Statements

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2011

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Small/Mid Cap Equity	$3,702,386	$-	$-	$3,702,386
Non-US Equity	4,649,138			4,649,138
Fixed Income	2,380,200			2,380,200
Cash and Short Term Investments	3,313,850			3,313,850

Total Registered Investment Companies	$14,045,574	$-	$-	$14,045,574

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$507,350,373	$-	$-	$507,350,373
Non-US Equity	747,273,595			747,273,595
Fixed Income	714,863,725			714,863,725
Cash and Short Term Investments	572,546,396			572,546,396

Common Collective Trusts
US Large Cap Equity		1,389,217,431		1,389,217,431
US Small/Mid Cap Equity		323,578,409		323,578,409
Non-US Equity		319,706,079		319,706,079
Fixed Income		336,337,766		336,337,766
Cash and Short Term Investments		24,310,186		24,310,186

Merck Common Stock	882,978,908			882,978,908

Other common stocks
U.S. Small Cap Equities	198,753,600			198,753,600
Large Cap Equities	579,253,433			579,253,433

Total Investments in the Master Trust	$4,203,020,030	$2,393,149,871	$-	$6,596,169,901

Effective October 1, 2011, the Plan’s investment in Merck common stock became part of the Master Trust.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Notes to Financial Statements

	December 31, 2010

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$3,130,369	$-	$-	$3,130,369
US Small/Mid Cap Equity	3,829,824			3,829,824
Non-US Equity	5,050,562			5,050,562
Fixed Income	2,044,590			2,044,590
Cash and Short Term Investments	3,689,130			3,689,130

Common Collective Trusts
US Large Cap Equity		2,416,738		2,416,738

Merck Common Stock	19,152,403			19,152,403

Total Investments	$36,896,878	$2,416,738	$-	$39,313,616

Investments in the Master Trust *

Registered Investment Companies
US Large Cap Equity	$525,900,581	$-	$-	$525,900,581
US Small/Mid Cap Equity	450,491,666			450,491,666
Non-US Equity	586,446,480			586,446,480
Fixed Income	495,365,654			495,365,654
Cash and Short Term Investments	371,322,955			371,322,955

Common Collective Trusts
US Large Cap Equity		706,492,936		706,492,936
US Small/Mid Cap Equity		97,778,323		97,778,323
Non-US Equity		91,191,644		91,191,644
Fixed Income		72,799,733		72,799,733
Cash and Short Term Investments		6,293,560		6,293,560

Merck Common Stock	725,577,688			725,577,688

Other common stocks
U.S. Small Cap Equities	173,838,506			173,838,506

Total Investments in the Master Trust	$3,328,943,530	$974,556,196	$-	$4,303,499,726

*	Refer to Note 6 for revision of 2010 financial statements.

8.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

MSD Puerto Rico Employee Savings and Security Plan

(formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

Schedule H

Line 4 i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	$ ***	$33,725,847

	Columbia Acorn Fund, Class Z	Registered Investment Company	***	3,702,386

	American Funds EuroPacific Growth Fund, Class R6	Registered Investment Company	***	2,789,796

*	Fidelity Retirement Money Market Portfolio	Registered Investment Company	***	3,313,850

*	Fidelity Diversified International Fund, Class K	Registered Investment Company	***	1,859,342

	PIMCO Total Return Fund - Institutional Fund	Registered Investment Company	***	2,380,200

*	Notes receivable from participants	Interest rates ranging from 4.5% to 9.5% and with maturities through 2034		1,936,303

		Total		$49,707,724

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSD Puerto Rico Employee Savings and Security Plan (formerly known as the Merck Puerto Rico Employee Savings and Security Plan)

By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President and Treasurer

June 27, 2012

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	15